UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29785 / September 12, 2011

In the Matter of   :
                                                                          :
TORTOISE POWER AND ENERGY INFRASTRUCTURE FUND, INC.   :
TORTOISE CAPITAL ADVISORS, L.L.C.   :
                                                                          :
11550 Ash Street, Suite 300   :
Leawood, KS 66211   :
                                                                          :
(812-13862)   :
                                                                          :

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE
19b-1 UNDER THE ACT

Tortoise Power and Energy Infrastructure Fund, Inc. and Tortoise Capital Advisors, L.L.C. filed
an application on January 25, 2011, and amendments to the application on May 27, 2011, and
August 15, 2011, requesting an order under section 6(c) of the Investment Company Act of 1940
("Act") for an exemption from section 19(b) of the Act and rule 19b-1 under the Act. The order
permits a registered closed-end investment company to make periodic distributions of long-term
capital gains with respect to its common stock as frequently as monthly in any taxable year, and
as frequently as distributions are specified by or in accordance with the terms of any outstanding
preferred stock that such investment company may issue.

On August 16, 2011, a notice of the filing of the application was issued (Investment Company
Act Release No. 29755). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from section 19(b) of the Act
and rule 19b-1 under the Act requested by Tortoise Power and Energy Infrastructure Fund, Inc.

and Tortoise Capital Advisors, L.L.C. (File No. 812-13862) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary